Exhibit 99.2
SUMITOMO NACCO MATERIALS HANDLING CO., LTD.
Non-Consolidated Financial Statements
For the Years Ended December 31, 2005, 2004 and 2003
Together With Independent Auditors’ Report

Independent Auditors’ Report
To the Board of Directors of
Sumitomo NACCO Materials Handling Co., Ltd:
We have audited the accompanying non-consolidated balance sheets of Sumitomo NACCO Materials Handling Co., Ltd. As of December 31, 2005 and 2004, and the related non-consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of Sumitomo NACCO Materials Handling Co., Ltd. As of December 31, 2005 and 2004, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Japan.
/s/ KPMG Azsa & Co.
Nagoya, Japan
February 28, 2006

Sumitomo NACCO Materials Handling Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

	Thousands of Yen
ASSETS	2005	2004
Current Assets:
Cash and cash equivalents	¥21,071	¥311,656
Receivables-
Trade notes (Note 5)	508,595	543,122
Trade accounts (Note 5)	4,779,715	5,417,001
Other accounts (Note 5)	1,086,294	762,154
Short-term loans to subsidiaries (Note 5)	1,650,831	1,654,549
Less- Allowance for doubtful receivables	(1,024)	—

	8,024,413	8,376,827

Inventories (Note 3)	3,046,959	2,434,053
Deferred tax assets	249,320	267,639
Other current assets	148,310	92,260

Total current assets	11,490,074	11,482,438

Property, Plant and Equipment:
(Notes 4 and 6):
Land	931,070	931,070
Buildings and structures	2,702,610	2,646,848
Machinery and equipment	3,176,051	3,546,815
Construction in progress	144,130	5,088

	6,953,862	7,129,822
Less- Accumulated depreciation	(4,574,824)	(4,970,720)

	2,379,038	2,159,101

Intangible Assets:
Goodwill	349,091	698,183
Software	118,989	123,576

	468,081	821,760

Investments and Other Assets:
Investment securities-
Affiliates	1,256,782	1,356,782
Other	122,092	66,681

	1,378,875	1,423,464

Long-term loans receivable (Note 5)	265,809	245,936

	265,809	245,936

Deferred tax assets	252,504	207,952
Other assets	98,589	100,947

	351,093	308,900

Total assets	¥16,332,972	¥16,441,601

See accompanying notes.

	Thousands of Yen
LIABILITIES AND STOCKHOLDERS’ EQUITY	2005	2004
Current Liabilities:
Bank loans	¥1,473,839	¥1,335,080
Current maturities of long-term debt	1,315,320	2,041,020
Current maturities of bonds	80,000	80,000
Trade notes payable (Note 5)	3,183,887	2,874,995
Trade accounts payable (Note 5)	2,886,475	2,901,556
Income and enterprise taxes payable	259,499	584,289
Accrued expenses (Note 5)	78,167	81,166
Deposits payable (Note 5)	934,165	767,463
Other payables (Note 5)	542,864	431,658
Warranty reserve	73,654	90,867
Other current liabilities	11,378	20,244

Total current liabilities	10,839,251	11,208,340

Long-term Liabilities:
Long-term debt	2,312,700	2,398,020
Bonds	80,000	160,000
Severance and retirement benefits	174,896	176,351
Directors’ retirement benefits	27,225	18,540

Total long-term liabilities	2,594,821	2,752,911

Stockholders’ Equity:
Common stock;
Authorized —4,000,000 shares
Outstanding—1,000,000 shares	1,000,000	1,000,000
Legal reserve	27,000	19,000
Retained earnings (Note 11)	1,835,095	1,439,545
Net unrealized holding gains on securities (Note 7)	36,805	21,803

Total stock holders’ equity	2,898,900	2,480,349

Total liabilities and stockholders’ equity	¥16,332,972	¥16,441,601

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003

	Thousands of Yen
	2005	2004	2003
Net Sales (Note 5)	¥21,112,811	¥18,965,603	¥17,255,917
Cost of Sales (Note 5)	(18,526,722)	(16,203,259)	(15,144,424)

Gross profit	2,586,089	2,762,344	2,111,493

Selling, General and Administrative Expenses	(1,454,685)	(1,320,031)	(1,161,523)

Operating income	1,131,403	1,442,312	949,969

Other Income (Expenses):
Interest and dividend income (Note 5)	61,659	57,911	55,647
Interest expense (Note 5)	(101,665)	(115,209)	(129,987)
Loss on disposal of inventories	(116,285)	(64,212)	(71,913)
Amortization of goodwill	(349,091)	(349,091)	(349,091)
Evaluation loss on securities	(100,550)	(164,192)	(100,000)
Other, net	302,876	(111,999)	(16,714)

Total	(303,056)	(746,795)	(612,059)

Income before income taxes	828,346	695,518	337,911

Income Taxes
Current	(380,985)	(511,535)	(98,799)
Deferred	36,187	166,254	(46,204)

Net income	¥483,549	¥350,237	¥192,907

	Yen
	2005	2004	2003
Per Share of Common Stock:
Net income-
Basic	¥483.54	¥350.23	¥192.90
Diluted	483.54	350.23	192.90
Cash dividends applicable to the year	50.00	80.00	50.00

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	Thousands of Yen
	2005	2004	2003
Cash Flows from Operating Activities:
Income before income taxes	¥828,346	¥695,518	¥337,911
Adjustments to reconcile income before income taxes to net cash provided by operating activities-
Depreciation and amortization	258,126	254,564	274,555
Increase (decrease) in director’s retirement benefits	8,685	(43,154)	4,139
Increase in retirement benefits	(1,454)	42,544	25,056
Warranty reserve	(17,213)	32,766	6,955
Evaluation loss on inventories	17,000	37,000	3,000
Evaluation loss on securities	100,550	164,192	100,000
Amortizations of goodwill	349,091	349,091	349,091
Interest and dividend income	(61,659)	(57,911)	(55,647)
Interest expense	101,665	115,209	129,987
Changes in current assets and liabilities-
Trade notes and accounts receivable	671,812	(640,733)	1,304,224
Inventories	(629,906)	(622,214)	(21,007)
Trade notes and accounts payable	37,409	1,128,153	(610,884)
Deposits payable	166,702	98,179	(498,106)
Other, net	(146,532)	70,058	(372,594)

	1,682,622	1,623,262	976,681
Interest and dividends received	61,659	57,911	55,647
Interest paid	(100,701)	(115,916)	(139,148)
Income taxes paid	(773,605)	(144,968)	(820)

Net cash provided by operating activities	869,975	1,420,289	892,360

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(257,380)	(90,334)	(70,768)
Increase in intangible assets	(36,336)	(104,363)	(40,437)
Time deposits with maturities exceeding three-months	—	38,500	(18,000)
Short-term loans receivable	3,717	1,155,903	577,135
Long-term loans receivable	(9,194)	6,385	25,494
Other, net	(29,106)	384	—

Net cash provided by (used in) investing activities	(328,299)	1,006,475	473,424

See accompanying notes.

	Thousands of Yen
	2005	2004	2003
Cash Flows from Financing Activities:
Increase (decrease) in short-term debt, net	138,759	(2,090,147)	104,060
Proceeds from long-term debt	1,300,000	1,050,000	800,000
Repayments of long-term debt	(2,191,020)	(1,183,932)	(2,129,232)
Cash dividends paid	(80,000)	(50,000)	(30,000)

Net cash used in financing activities	(832,261)	(2,274,079)	(1,255,172)
Net (Decrease) increase in Cash and Cash Equivalents	(290,585)	152,687	110,612
Cash and Cash Equivalents at Beginning of Year	311,656	158,969	48,357

Cash and Cash Equivalents at End of Year	¥21,071	¥311,656	¥158,969

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.
Statements of Stockholders’ Equity
For the years ended December 31, 2005, 2004 and 2003

	Thousands of Yen
	2005	2004	2003
Capital Stock
Balance at Beginning of Year	¥1,000,000	¥1,000,000	¥1,000,000

Balance at End of Year	¥1,000,000	¥1,000,000	¥1,000,000

Legal reserve
Balance at Beginning of Year	¥19,000	¥14,000	¥11,000
Transfer from retained earnings	8,000	5,000	3,000

Balance at End of Year	¥27,000	¥19,000	¥14,000

Retained earnings
Balance at Beginning of Year	¥1,439,545	¥1,144,308	¥984,400
Net income	483,549	350,237	192,907
Transfer to legal reserves	(8,000)	(5,000)	(3,000)
Cash dividends	(80,000)	(50,000)	(30,000)

Balance at End of Year	¥1,835,095	¥1,439,545	¥1,144,308

Net unrealized holding gains on securities
Balance at Beginning of Year	¥21,803	¥13,000	¥7,512
Net unrealized holding gains on securities	15,001	8,803	5,488

Balance at End of Year	¥36,805	¥21,803	¥13,000

See accompanying notes.

Sumitomo NACCO Materials Handling Co., Ltd.
Notes to the Non-Consolidated Financial Statements
1. Basis of Presenting Financial Statements
The accompanying non-consolidated financial statements have been prepared in accordance with the provisions set forth in the Commercial Code of Japan and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of accounting principles generally accepted in the United States of America (See Appendix 1).
The accompanying non-consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of the statements of cash flows and stockholders’ equity which are not required under the Commercial Code in Japan) from the non-consolidated financial statements of the Company prepared in accordance with Commercial Code in Japan. Some supplementary information included in the statutory Japanese language non-consolidated financial statements, but not required for fair presentation, is not presented in the accompanying non-consolidated financial statements.
In the year ended December 31, 2005, the Company did not adopt early the new accounting standard for impairment of fixed assets (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted effective January 1, 2006. The Company does not believe that adoption of this new accounting standard will have a material impact on its consolidated financial statements.
2. Summary of Significant Accounting Policies
(1) Securities
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings but directly reported in a separate component of stockholders’ equity. The cost of securities sold is determined by the moving-average method. Securities of affiliated companies and available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.
If the fair market value of available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of available-for-sale securities is not readily available, such securities should be written down to net asset value with a corresponding charge in the income statement in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.
(2) Inventories
Inventories, except for work-in-process and supplies, are generally stated at average cost. Work-in-process and supplies are valued at cost, which is determined by the specific identification method.

(3) Property, Plant and Equipment and Depreciation
Property, plant and equipment are stated at cost. Depreciation is computed by using the declining-balance method, except for buildings acquired after March 31, 1998 which are depreciated using the straight-line method.
Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized.
(4) Amortization of Intangible Assets
Intangible assets including software for internal use are amortized using the straight-line method over the estimated useful life.
(5) Allowance for Doubtful Receivables
The Company provides for doubtful accounts principally at an amount computed based on past experience plus estimated uncollectible amounts based on the analysis of certain individual accounts.
(6) Accrued Bonuses for Employees
Accrued bonuses are provided for the amount calculated for the current term of the expected future payment.
(7) Warranty Reserve
Warranty reserve is provided to cover after-sales service costs expected to be incurred during the warranty period.
(8) Severance and Retirement Benefits
The Company has adopted the “Accounting Standard for Retirement Benefits” issued by the Business Accounting Deliberation Council. Under this standard, severance and retirement benefits for employees is provided based on the estimated retirement benefit obligation and the pension assets. The liabilities and expenses for severance and retirement benefits, which the Company provided, are determined based on the amounts actuarially calculated using certain assumptions.
The unrecognized transition obligation arising from adopting the new standard of ¥ 420,913 thousand is being amortized on the straight line basis over 10 years and unrecognized actuarial differences are amortized on the straight line basis over 10 years.
The Company also has an unfunded retirement and termination allowance plan for directors and corporate statutory auditors in accordance with Article 43 of the Enforcement Regulations of the Commercial Code. The amounts required under the plan have been fully accrued.
(9) Derivatives and Hedge Accounting
The Company states derivative financial instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
However, in cases where forward foreign currency exchange contracts are used as hedges and meet certain hedging criteria, forward foreign currency exchange contracts and hedged items are accounted for in the following manner:

If a forward foreign currency exchange contract is executed to hedge an existing foreign currency receivable or payable, the difference, if any, between the Japanese yen amount of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the income statement in the period which includes the inception date, and the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the asset or liability for which the swap contract is executed.
(10) Income Taxes
The Company recognizes tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
(11) Accounting for Leases
Finance leases which do not transfer ownership to lessees are not capitalized and accounted for in the same manner as operating leases.
(12) Consumption Taxes
Transactions subject to consumption taxes are recorded separately from consumption taxes.
(13) Per Share Data
The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each period. Dividends per share shown in the non-consolidated statements of income have been presented on an accrual basis.
(14) Reclassifications
Certain prior year amounts have been reclassified to conform to the 2005 presentation. These changes had no impact on previously reported results of operations or shareholders’ equity.
(15) Cash and Cash Equivalents
In preparing the non-consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.
(16) Rounding method
Figures have been rounded down and columns do not add up.

(Additional Information)
  Amendment of Deferred Income Taxes in Accordance with Change of Effective Tax Rate
Based on the change of local income tax rates, for calculation of deferred income tax assets and liabilities, the Company used the aggregate statutory income tax rate of 39.89 % for current items and non-current items at December 31, 2004.
As a result of the change in the aggregate statutory income tax rates, deferred income tax assets decreased by ¥ 21,252 thousand and provision for deferred income taxes increased by the same amount compared with what would have been recorded under the previous local tax law.
3. Inventories
Inventories at December 31, 2005 and 2004 consist of the following:

	Thousands of Yen
	2005	2004
Finished and semi finished goods	¥2,317,949	¥1,895,444
Work in progress	497,148	494,292
Raw materials and supplies	231,862	44,316

	¥3,046,959	¥2,434,053

4. Accumulated Depreciation
Accumulated depreciation of property, plant and equipment amounted to ¥4,574,824 thousand at December 31, 2005 (2004: ¥4,970,720 thousand).
5. Related Party Transactions
Transactions with related parties for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Thousands of Yen
	2005	2004	2003
Sales to subsidiaries	¥9,685,231	¥8,177,088	¥7,602,367
Purchases from subsidiaries	965,332	725,164	521,414
Interest income from subsidiaries	24,270	30,595	43,761
Interest expense to subsidiaries	9,019	6,705	9,823
Account balances with related parties as of December 31, 2005 and 2004 were as follows:

	Thousands of Yen
	2005	2004
Monetary receivables due from and due to subsidiaries:
Current monetary receivables	¥5,160,438	¥4,745,802
Current monetary payables	939,857	783,864
Non-current monetary receivables	90,000	90,000

6. Assets Pledged as Collateral
Assets pledged as collateral as of December 31, 2005 and 2004 were as follows:

	Thousands of Yen
	2005	2004
Land	¥883,127	¥883,127
Buildings	41,582	43,961
Machinery	18,492	18,492
7. Investments in Securities Carried at Fair Value
Investments in securities are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 124-3 of the Enforcement Regulations of the Commercial Code amounted to ¥ 36,805 thousand as of December 31, 2005 (2004: ¥21,803 thousand).
8. Research and Development Costs
Research and development costs charged to income were ¥ 117,746 thousand, ¥ 155,310 thousand and ¥91,168 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.
9. Type of Leased Assets
All leases such as computers and peripherals are accounted for as operating leases.
10. Contingent liabilities
As of December 31, 2005 and 2004, the Company was contingently liable as follows:

	Thousands of Yen
	2005	2004
As guarantor of indebtedness of an affiliate	¥866,800	¥—
11. Proposal for appropriation of retained earnings
At the general meeting of stockholders of the Company to be held on March 30, 2006, retained earnings of the Company as of December 31, 2005 will be appropriated as follows:

Thousands of Yen
Year-end cash dividends (¥50.0 per share)	¥50,000
Legal reserve	5,000

Appendix 1
Sumitomo NACCO Materials Handling Co., Ltd.
Note to the Non-Consolidated Financial Statements (Unaudited)
For the year ended December 31, 2005
Significant Differences between Japanese Commercial Code Enforcement Regulations and United States Generally Accepted Accounting Principles
These financial statements have been prepared in accordance with the Japanese Commercial Code Enforcement Regulations (“JCCER”) which differs in certain respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). The significant differences that affect consolidated net income and stockholders’ equity of Sumitomo NACCO Materials Handling Co., Ltd. (“the Company”) are set out below.

		Year Ended December 31,
		(Thousands of Yen)
	Note	2005		2004
Net income as reported in the non-consolidated income statements under JCCER		JPY	483,549	JPY	350,237

Adjustments required to conform with U.S. GAAP:
Equity accounting for investments reported on a cost basis	(1)		154,768		153,287
Amortization of goodwill and intangible assets	(2)		266,092		266,092
Pension obligations	(3)		25,305		24,729
Lease accounting	(4)		34,836		56,978
Inventory reserve	(5)		41,508		(12,542)
Accrued and deferred income taxes	(6)		(127,211)		(110,369)
Compensated absences	(7)		2,773		1,190
Allowance for doubtful accounts	(8)		(11,646)		(11)
Other, net			1,640		(3,023)

Consolidated net income in accordance with U.S. GAAP		JPY	871,614	JPY	726,568

		Year Ended December 31,
		(Thousands of Yen)
	Note	2005		2004
Stockholders’ equity as reported in the non-consolidated balance sheet under JCCER		JPY	2,898,900	JPY	2,480,349

Equity accounting for investments reported on a cost basis	(1)		75,079		(79,689)
Amortization of goodwill and intangible assets	(2)		1,085,124		819,032
Pension obligations	(3)		(123,096)		(148,401)
Lease accounting	(4)		(50,518)		(85,354)
Inventory reserve	(5)		159		(41,349)
Accrued and deferred income taxes	(6)		(430,975)		(303,764)
Compensated absences	(7)		(83,188)		(85,961)
Allowance for doubtful accounts	(8)		17,568		29,214
Land	(9)		119,369		119,369
Other, net			(1,201)		(2,841)

Consolidated stockholders’ equity in accordance with U.S. GAAP		JPY	3,507,221	JPY	2,700,605

Reporting of Statement of Stockholders’ Equity
Comprehensive income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under U.S. GAAP are not included in net income.

	Year Ended December 31,
	(Thousands of Yen)
	2005		2004
Consolidated net income in accordance with U.S. GAAP	JPY	871,614	JPY	726,568

Other comprehensive income/unrealized gains on marketable Securities
Net unrealized holding gains on securities		15,002		8,803

Consolidated comprehensive income	JPY	886,616	JPY	735,371

Reporting of Statement of Cash Flow
The Statement of Cash Flow has been prepared in accordance with JCCER. The primary difference with U.S. GAAP is that the presentation begins with “Income before income taxes” rather than “net income.” The “Cash Flows from Operating Activities” section would be reported as follows under U.S. GAAP.

	Year Ended December 31,
	(Thousands of Yen)
	2005		2004
Cash Flows from Operating Activities:
Net income	JPY	871,614	JPY	726,568
Adjustments to reconcile net income to net cash provided
By operating activities:
Depreciation and amortization		258,126		254,564
Increase (decrease) in director’s retirement benefits		8,685		(43,154)
Increase in retirement benefits		(26,759)		17,815
Warranty reserve		(17,213)		32,766
Evaluation loss on inventories		17,000		37,000
Evaluation loss on securities		100,550		164,192
Amortization of goodwill and other intangibles		82,999		82,999
Equity in (earnings) losses of unconsolidated investments		(154,768)		(153,287)
Deferred income taxes		91,024		(55,885)
Changes in current assets and liabilities:
Trade notes and accounts receivable		648,622		(697,700)
Inventories		(671,414)		(609,672)
Trade notes and accounts payable		37,409		1,128,153
Deposits payable		166,702		98,179
Interest payable		964		(707)
Other, net		(543,566)		438,458

Net cash provided by operating activities	JPY	869,975	JPY	1,420,289

Cash flows from investing activities and financing activities are reported consistently under JCCER and U.S. GAAP.
Notes to significant U.S. GAAP adjustments:
1. Equity accounting for investments reported on a cost basis
Under JCCER, the Company has recorded its majority-ownership investments in Sumitomo NACCO Materials Handling Sales Co., Ltd., Shinko Forklift Co., Ltd. and Suminac Philippines Inc. at cost. Under U.S. GAAP, these investments would be accounted for under the equity method of accounting. Additionally, the Company owns a 30% interest in a joint venture in China with NACCO Materials Handling Group, Inc. This investment, which is also accounted under the cost method, was written down during 2005 and 2004 due to losses of the joint venture. Under U.S. GAAP, this investment would be recorded under the equity method and no write downs would have been recorded as the Company would have reflected the losses of the joint venture by recording its periodic equity in the earnings of the joint venture.

2. Amortization of goodwill and intangible assets
These financial statements include amortization of goodwill and other intangibles, whereas U.S. GAAP financial statements would exclude amortization of goodwill under SFAS No. 142, “Goodwill and Other Intangible Assets,” with goodwill being subject to periodic impairment testing. U.S. GAAP financial statements would continue to include amortization of other intangible assets with definite lives.
3. Pension obligations
The Company has adopted the Japanese accounting standard, “Accounting for Retirement Benefits,” since 2001 and recorded expenses related to the transition obligation resulting from this adoption over 10 years. Under U.S. GAAP, this expense would have been recorded in a prior period as a result of the adoption of SFAS No. 87, “Employer’s Accounting for Pensions.”
4. Lease accounting
The Company has treated certain leases as operating leases under JCCER with rent expense recorded periodically over the term of the lease. These leases would be treated as capital leases under U.S. GAAP with depreciable assets and related lease liabilities being recorded on the balance sheet and depreciation and interest expense recorded in the Company’s income statement.
5. Inventory reserves
The Company has recorded its inventory reserves based upon local policy which has been adjusted to comply with the requirements of U.S. GAAP to be recorded at net realizable value.
6. Accrued and deferred income taxes
In order to comply with SFAS No. 109, “Accounting for Income Taxes,” and to reflect applicable income taxes associated with other U.S. GAAP adjustments, accrued and deferred income taxes have been adjusted.
7. Compensated absences
The Company does not record compensated absences under JCCER. In order to comply with U.S. GAAP, the Company adjusted its financial results to reflect compensated absences in compliance with SFAS No. 43, “Accounting for Compensated Absences.”
8. Allowance for doubtful accounts
The Company recognized an amount for an allowance for doubtful accounts under JCCER, but it adjusted this amount to be consistent with U.S. GAAP.
9. Land
Prior to 2004, the Company recorded a reduction of the value of land under JCCER. It reversed this adjustment to reinstate the cost of land to its historical value in compliance with U.S. GAAP.